Filed Pursuant to Rule 433

Registration Statement No. 333-167820

October 4, 2012

FINAL TERM SHEET

BBVA U.S. SENIOR, S.A. UNIPERSONAL

4.664% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated October 4, 2012 and the Prospectus dated June 28, 2010 relating to these securities.

Issuer:	BBVA U.S. Senior, S.A. Unipersonal

Guarantor:	Banco Bilbao Vizcaya Argentaria, S.A.

Expected Ratings:	Baa3 / BBB+ / BBB+ (Moody’s/S&P/Fitch)

Principal Amount:	$2,000,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC-Registered

Issue Price:	100%

Settlement Date:	October 10, 2012 (T+3)

Maturity Date:	October 9, 2015

CUSIP / ISIN:	055299 AL5 / US055299AL58

Coupon:	4.664%. The initial interest period is a short coupon. Interest during the initial interest period accrues from and including October 10, 2012 to but excluding April 9, 2013.

Benchmark Treasury:	0.25% due September 15, 2015

Spread to Benchmark:	T+435 bps

Treasury Strike:	0.314%

Re-offer Yield:	4.664%

Interest Payment Dates:	Semi-annually on April 9 and October 9 of each year.

First Interest Payment Date:	April 9, 2013 for interest for the period from and including the Issue Date to but excluding April 9, 2013.

Day Count Fraction:	30/360 (unadjusted)

Business Day Convention:	Following Business Day Convention (unadjusted).

Redemption Provisions:

Tax call:	At 100% of principal and accrued interest.

Make-whole call:	Treasury plus 50 basis points, plus accrued and unpaid interest.

Listing call:	At 100% of principal and accrued interest.

Taxation:	Exemption from Spanish withholding tax applies subject to compliance with certain Spanish tax requirements, including the timely provision by the paying agent of certain information to the Issuer and Guarantor, and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes.

Minimum Initial Purchase Amount:	$200,000.

Denominations:	A minimum of $1,000 with increments of $1,000 thereafter.

Listing:	New York Stock Exchange.

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Manager:	Wells Fargo Securities, LLC

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Senior Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322, from Morgan Stanley & Co. LLC by calling toll free 1-866-718-1649 or from Wells Fargo Securities, LLC by calling toll free 1-800-326-5897 or email: cmclientsupport@wellsfargo.com.